Exhibit 99.1

[TRANSLATED FROM THE HEBREW]

SCAILEX CORPORATION LTD (“the Company”)

18th February 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

The Oil Refineries IPO

Further to the Company’s immediate report of 1st February 2007, the Company hereby announces that today, 18th February 2007, it reached an understanding with Mivtach Shamir Holdings Ltd to revoke the agreement that was made between them concerning the joint investment together with a foreign company in a subsidiary that has been formed for the purpose of contending in the purchase of Oil Refineries Ltd’s shares in the scope of the privatisation, so that Mivtach Shamir will not join the subsidiary as another shareholder. Further to the understanding, the Company’s share of the subsidiary will stand at 80.1% and the remainder will be held by a foreign company.

Scailex Corporation Ltd